December 11, 2009
Eric S. Purple
D  202.778.9220
F  202.778.9100
eric.purple@klgates.com

VIA EDGAR

Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549-1004

Re:	Pearl Mutual Funds (File Nos. 333-53390 and 811-10261)

Ladies and Gentlemen:

On behalf of Pearl Mutual Funds (the “Trust”), we enclose the following documents for filing pursuant to Rule 17g-1(g)(1) under the Investment Company Act of 1940:

1.	One copy of the Trust’s amended fidelity bond issued by Cincinnati Insurance Company (the “Bond”) covering the one-year period beginning December 31, 2009 (attached as Exhibit A);

2.
One copy of the resolutions adopted by the Trust’s board of trustees on September 28, 2009, including all of the trustees who are not “interested persons” of the Trust, approving the amount, type, form and coverage of the bond and the portion of the premiums to be paid by the Trust (attached as Exhibit B); and

3.	One copy of the Fidelity Bond Allocation Agreement dated June 27, 2006, as updated, among the Trust, Pearl Management Company and Pearl Management Company Retirement Plan (attached as Exhibit C).

The bond was prepaid for a term of one year beginning December 31, 2009.

If you have any questions or require additional information, please contact me at 202-778-9220.

Very truly yours,

/s/ Eric S. Purple
Eric S. Purple

cc:  Robert H. Solt (w/encls.)